SENTINEL GROUP FUNDS, INC.

One National Life Drive

Montpelier, VT  05604

February 22, 2013

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549
Attention: Division of Investment Management

Re:       Sentinel Group Funds, Inc.

            Registration Statement on Form N-14
            (File No. 333- 186165)

Ladies and Gentlemen:

            We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective on Monday, February 25, 2013.

Very truly yours,

SENTINEL GROUP FUNDS, INC.

By:    Lisa Muller_______________

   Name:  Lisa Muller
   Title:    Secretary